Exhibit 4.94

Term Sheet

This Term Sheet has been entered into on this 26th day of September 2005, between Hutchison Essar Limited, of the ONE PART, and Essar Teleholdings Limited, BPL Communications Limited and Capital Global Limited of the SECOND PART.

The terms of this Term Sheet are as below:

BMCL Sellers	(i) Essar Teleholdings Limited (“ETHL”), BPL Communications Limited (“BPL Com”) and Capital Global Limited (“CGL”), which together own 100% of the outstanding equity capital of BPL Mobile Communications Limited (“BMCL”) other than the KSIDC Shares (as hereinafter defined); and

BCL Seller (together with BMCL Sellers, the “Sellers”)	(ii) BPL Com, which owns 100% of BPL Mobile Cellular Limited (“BCL”)

Purchaser	Hutchison Essar Limited (formerly known as Hutchison Max Telecom Limited) (“HutchEssar”)

Transaction

Purchase by HutchEssar, of equity shares representing 100% of the paid up and outstanding share capital of each of:

(a)    BMCL, licensee for GSM mobile services in the Mumbai telecom circle, other than the KSIDC Shares; and

(b)    BCL, licensee for GSM mobile services in the telecom circles of Maharashtra, Tamil Nadu & Kerala,

In addition, HutchEssar will take over the indebtedness in the principal amount of Rs 699 million owing by BPL Com to BMCL and the indebtedness in the principal amount of Rs238 million owing by BPL Com to BCL as of the relevant Completion Date.

Immediately after signing of this Term Sheet, and in any event within 21 days, the parties shall negotiate in good faith with the intention of entering into definitive share purchase agreements between ETHL, BPL Com and CGL (as sellers) and HutchEssar (as purchaser) in respect of BMCL and between BPL Com (as seller) and HutchEssar (as purchaser) in respect of BCL (together “Purchase Agreements”).

Sale Shares	In respect of BCL, 126,197,956 ordinary shares of Rs100 each, owned as to 100% by BPL Com together with its nominees.

In respect of BMCL, 86,137,177 ordinary shares of Rs10 each owned as to:

(a)    8,605,360 shares (9.99% of the issued shares) by ETHL;

(b)    13,790,882 shares (16.01% of the issued shares) by CGL; and

(c)    63,740,935 shares (74% of the issued shares) by BPL Com.

In addition, the BMCL Sellers undertake to use their best endeavours to purchase or procure the purchase, as soon as reasonably practicable, of the 2000 ordinary shares (“KSIDC Shares”) of Rs10 each in BMCL, held by Kerala State Industrial Development Corporation, and promptly transfer these to HutchEssar free from encumbrance at no further cost.

Consideration

Total consideration for the purchase is agreed as the sum of the following

(a)    Rs 1071 crores to be paid to BPL Com towards purchase of 100% of the equity of BCL;

(b)    Rs 1054 crores to be paid to BPL Com towards purchase of 74% of the equity of BMCL;

(c)    The amount in (b) above to be adjusted by an amount (in Indian Rupees equivalent at the exchange rate applicable on the date of payment) equal to the difference between USD21.4million and the amount actually paid for the Aditel and TVG stakes in BPL Com, such that the amount in (b) shall be increased by the difference if the final payment is more than USD21.4 million up to a maximum increase based on a final payment of USD28 million and decreased by the difference if the amount is less than USD21.4 million. The Sellers shall ensure that from the date of this Term Sheet, HutchEssar is involved in all negotiations in respect of the purchase of the Aditel and TVG stakes. Evidence satisfactory to HutchEssar shall be provided to substantiate the final amount paid.

(d)    Rs 130 crores to be paid to ETHL towards purchase of 9.99% of the equity of BMCL;

(e)    USD equivalent at the exchange rate applicable on the date of payment of Rs 228 crores to be paid to CGL towards purchase of 16.01% of the equity of BMCL; and

(f)     (i) Interest calculated at 12% per annum on the amount in (a) from 1 August 2005 until the actual date of payment of the amount in (a); and

(ii) Interest calculated at 12% per annum on the amounts in (b) (less the Initial Deposit from the date of payment of the Initial Deposit), (d) and (e), from 1 August 2005 until the actual date of payment of such amounts by HutchEssar.

The aggregate of the amounts in (b) (as adjusted in accordance with (c)), (d) and (e) together with interest thereon pursuant to (f)(ii) above shall be the “BMCL Consideration”.

Item (a) together with interest thereon pursuant to (f)(i) above shall be the “BCL Consideration”.

Payment Terms

Unless HutchEssar gives a Termination Notice (as defined below), the consideration for the Sale Shares shall be payable as follows :

(a)    As soon as possible and in any event by 30 September 2005, HutchEssar will pay Rs 550 crores (“Initial Deposit”) to BPL Com, on behalf of the BMCL Sellers, as an interest free deposit to be applied towards satisfaction of the BMCL Consideration;

(b)    The BCL Consideration shall be payable to BPL Com simultaneously with the completion of the transfer of 100% of BCL to HutchEssar and purchasers nominated by it; and

(c)    The BMCL Consideration less the Initial Deposit shall be payable upon the completion of the transfer of all the equity shares of BMCL to HutchEssar, other than the KSIDC Shares.

Provided that HutchEssar may at any time elect to terminate this Term Sheet and the Purchase Agreements by written notice to the Sellers (“Termination Notice”), if any breach of the representations and warranties has occurred and is continuing or if HutchEssar determines that any Condition Precedent is incapable of being satisfied. If a Termination Notice is given before 30 September, 2005, it shall release HutchEssar from its obligation to pay the Initial Deposit. If a Termination Notice is given after payment of the Initial Deposit, the Sellers shall repay the Initial Deposit to HutchEssar promptly and in any event no later than 5 business days from the date of the Termination Notice.

ETHL and BPL Com Expenses	Upon the Completion Date for the BCL purchase, HutchEssar shall pay an aggregate amount equivalent to US$ 30 million to ETHL and BPL Com, towards reimbursement of reasonable costs and expenses incurred by ETHL and BPL Com in relation to such transaction.

Encumbrances	The Sale Shares shall, on the date of the respective Completions be free from all encumbrances except for such encumbrances set out in Schedule 1 hereto, which have been incurred solely in respect of funding provided to BCL and BMCL

Conditions Precedent

Completion to be subject to:

1.      receipt of regulatory and other approvals as necessary, including but not limited to approval of the Department of Telecommunications (“DoT”) for the intra circle acquisition of BMCL, on terms satisfactory to HutchEssar;

2.      evidence, satisfactory to HutchEssar, that between them, the Sellers in aggregate own 100% of the issued share capital of BCL and all (but the KSIDC Shares) of the issued shares of BMCL and that there is no restriction on the transferability of the Sale Shares to HutchEssar;

3.      consent to the transfer of Sale Shares, as necessary, by any lender to BCL and/or BMCL, such consent to be on terms satisfactory to HutchEssar and without any adverse amendment to the terms of any existing loan to BCL and/or BMCL;

4.      execution of the Purchase Agreements;

5.      Dematerialization of the existing physical share certificates representing the Sale Shares;

6.      Relevant board and shareholder resolutions, if required, of the Sellers, HutchEssar and BCL and BMCL; in respect of entering into, execution and performance of the Purchase Agreements;

7.      All representations and warranties of the Sellers, being true and accurate on the date of Completion;

8.      any necessary approvals from the shareholders of HTIL;

All parties to make best efforts to obtain such approvals within a reasonable period of time.

Completion

In respect of BCL

All approvals or conditions precedent in respect of BCL to be obtained within 30 days of execution of the Purchase Agreement in respect thereof.

In respect of BMCL

All approvals or conditions precedent to be obtained by the 31st December 2005 other than approval of DoT which shall be obtained by the Longstop Date.

In each case Completion to take place within 20 days of the satisfaction of all conditions precedent, by way of the Sellers tendering the necessary transaction documents to HutchEssar and instructions to their Depository Participant to enable transfer of all the respective Sale Shares to HutchEssar against payment of the balance BCL Consideration or BMCL Consideration, as the case may be, by HutchEssar.

Sellers will procure the resignation of all directors (other than lender appointed directors) from the boards of BCL and BMCL and the appointment of the HutchEssar nominated directors with effect from the respective date of Completion.

If the Completion of BCL has not occurred by 31st December 2005 then either Party may elect to terminate this Term Sheet and/or either Purchase Agreement by written notice to the Sellers or in the case the Sellers, written notice and repayment of the Initial Deposit. Upon such termination or termination for any reason other than breach by HutchEssar, the Initial Deposit shall be repaid to HutchEssar promptly and in any event no later than 5 business days, and the Parties will thereupon have no liability or obligation whatsoever (other than liability for obligations breached) to the other in relation to this Term Sheet and the Purchase Agreements.

If the Completion of BCL has taken place but the Completion of BMCL has not occurred by June 30, 2006 (“Longstop Date”), then:

HutchEssar shall on behalf of BPL Com, CGL and ETHL, arrange for a bona fide sale of BMCL to a third party in the most efficient manner possible at the time. The proceeds of such sale (the “Third Party Sale Proceeds”) shall be applied firstly so that BPL Com, CGL and ETHL receive an aggregate amount equal to the BMCL Consideration less the Initial Deposit (and if the Third Party Sale Proceeds are less than the entire BMCL Consideration less the Initial Deposit, then the Purchaser shall pay BPL Com on behalf of the BMCL Sellers the difference between the BMCL Consideration (less the Initial Deposit) and the Third Party Sale Proceeds; and secondly, if the Third Party Sale Proceeds are in excess of the BMCL Consideration less the Initial Deposit, then any excess amount shall be immediately paid to HutchEssar.

Pre Completion

Between the date of payment of the Initial Deposit and the Completion of the acquisition in relation to each of BCL and BMCL the Sellers agree that they will ensure and procure that, together with such standard pre completion covenants to be included in the Purchase Agreements:

1.      the business of BCL and/or BMCL is carried out in the ordinary course;

2.      neither BCL nor BMCL incur any single item of capital expenditure in excess of Rs 100 million or aggregate capital expenditure in excess of Rs 500 million, without the prior written consent of HutchEssar such consent not to be unreasonably withheld;

3.      neither BCL nor BMCL enter into any material contract (not being a renewal of an existing contract on substantially similar commercial terms) in excess of Rs 100 million, or any contract with a related party of BCL, BMCL or the Sellers, without the prior written consent of HutchEssar;

4.      neither BCL nor BMCL shall undertake any sale of any assets (sim cards, handsets, accessories and any other items sold in the normal course of business) without the prior written consent of HutchEssar;

5.      neither BCL nor BMCL shall change the terms of any existing material contract or alter the employment terms of any senior employee without the prior written consent of HutchEssar;

6.      the terms of any loan facilities or debentures, available to or issued by BCL or BMCL are not amended in any detrimental way;

7.      the creation of any new encumbrance over either BCL or BMCL assets or the Sale Shares is only with the prior written consent of HutchEssar;

8.      incurring of any indebtedness, or guarantees of indebtedness, by BCL or BMCL other than that arising from the ordinary course of business is only with the prior written consent of HutchEssar;

9.      extension of any more loans by either BCL or BMCL to BPL Com or their respective shareholders, or guarantees by BCL or BMCL of any loans extended to BPL Com or their respective shareholders, is only with the prior written consent of HutchEssar;

10.    taking any act equivalent to liquidating either BCL or BMCL is only with the prior written consent of HutchEssar;

11.    no action is taken or refrained from taken which has or may have the effect of jeopardising (i) the continuation of the telecom licences held by BCL or BMCL; or (ii) the obtaining of the requisite DoT approval for consummation of HutchEssar’s acquisition of the Sale Shares on terms as contemplated herein;

12.    HutchEssar will be provided with fortnightly cash flow and monthly profit and loss accounts of BCL and BMCL. Additionally, a designated representative of HutchEssar will be entitled to schedule and hold a fortnightly meeting with the Chief Executive Officer and Chief Financial

Officer of BCL and BMCL to discuss operational issues. In the event of any meetings of the Board of Directors of BCL and BMCL being held between the date of payment of the Initial Deposit and the relevant Completion, HutchEssar will be provided with the agenda as well as the minutes of such Board meetings and will also be entitled to have a representative attend such board meetings as an observer or, in the case of written resolutions, be provided with a draft of such written resolutions before they are circulated to the BCL and BMCL directors.

Brand	The Sellers shall procure the use of brand “BPL Mobile” without charge for both BCL and BMCL during a transition period up to 31st March 2006 (and the Sellers shall use their best endeavours to extend such use of the BPL Mobile brand to 30 June 2006) so HutchEssar can change this brand to its own brand in an orderly manner and ensure that prior to Completion of BCL, BCL has ownership and unrestricted use of the brand “MOTS”.

Representations, Warranties and Undertakings

Warranties as to authority, consent and title will be given by the Sellers in respect of the Sale Shares as set out in Schedule 2 and with effect from the date of this Term Sheet and representations and warranties in respect of BCL and BMCL from Sellers in the format listed in Schedule 2 shall be provided in the Purchase Agreements. The Purchase Agreements will contain customary indemnities.

The Sellers warrant that they, or any of their associated companies, have not entered into any agreements with BCL or BMCL, other than as disclosed in writing to HutchEssar, together with copies of the relevant agreements, prior to the date of this Term Sheet.

The giving of all representations and warranties by the Sellers and any undertakings and covenants of the Sellers hereunder shall be provided on a joint and several basis.

Confidentiality	This Term sheet, including the existence and contents thereof, is to be kept strictly confidential between HutchEssar and the Sellers other than disclosures to the parties’ advisors / bankers bound under confidentiality provisions and as required by law, order of a judicial or regulatory body or a stock exchange as applicable to the parties of their respective affiliates. No Party shall make any announcement to a judicial or regulatory body or a stock exchange without prior consultation with HutchEssar and ETH. Any other disclosure by any Party of the terms contained in this Term Sheet requires prior written consent of the other parties.

HutchEssar IPO	At any time prior to Completion of the sale of shares of BCL and/or BMCL, if HutchEssar undertakes an initial public offering of its shares, the Sellers will:

	(i)	Provide and/or procure to provide all requested information, including with respect to the business, finances, operations and prospects of BCL, BMCL and their subsidiaries, associates and joint ventures, and, if necessary, any information with respect the Sellers, and will extend full cooperation to HutchEssar; and

	(ii)	Prepare and/or restate financial statements of BCL, BMCL and their subsidiaries, associates and joint ventures, under Indian GAAP, IFRS and/or US GAAP and/or the rules and regulations of any regulatory authority, for such financial periods, including prior financial periods, and in such manner as requested by HutchEssar including preparing or assisting in preparation of consolidated/combined/pro forma/restated financial statements by HutchEssar.

Governing Law and binding obligations

This Term Sheet will be governed by and construed in accordance with the laws of India.

It is the intention of the parties that this Term Sheet constitutes, or be deemed to constitute, a legally binding obligation and shall be binding and enforceable on each of the parties, as applicable.

For Hutchison Essar Limited	For Essar Teleholdings Limited

For BPL Communications Limited	For Capital Global Limited

Authorised Signatory

Schedule 1

Encumbrances on Equity Shares of BCL & BMCL

BCL

Pledgee	No of Shares	% of Equity	Particulars of pledge (what facility etc)	Status of Shares (Demat/physical)
Western India Trustee & Executor Co. Ltd. (as security trustee for CDR lenders)	126,197,854	100%	Under the CDR Scheme dated April 27, 2004 sanctioned by the Corporate Debt Restructuring Cell	Demat : 39,557,876 Physical : 86, 639,978

Total	126,197,854	100%

BMCL

Pledgee	No of Shares	% of Equity	Particulars of pledge (what facility etc)	Status of Shares (Demat/physical)
ICICI Trusteeship Services Ltd. (as security trustee for CDR lenders)	63,740,931	74%	Under the CDR Scheme dated April 15, 2004 sanctioned by the Corporate Debt Restructuring Cell	Demat

Total	63,740,931	74%

Schedule 2

REPRESENTATIONS AND WARRANTIES CONCERNING THE SELLERS

All references to “this Agreement” shall mean, depending on the context, this Term Sheet or the Purchase Agreements, or all of them.

1.1.1 Organization of the Sellers; Authority. Each Seller is duly organized and validly existing under the laws of the place of its incorporation and has the requisite corporate power, authority and capacity to enter into this Agreement, and the other documents contemplated hereby to which each Seller is a party, and to perform its obligations hereunder and there under. This Agreement and the other documents contemplated hereby to which any Seller is a party have been duly executed and delivered by such Seller and constitute valid, legal and binding obligations of such Seller, enforceable against such Seller in accordance with their terms, except to the extent that enforcement may be limited by applicable bankruptcy, insolvency or other laws of general applicability affecting creditors’ rights or the application of equitable principles.

1.1.2 Consents; Absence of Conflict. Except as contemplated in Clause “Conditions Precedent”, no approval, authorization, consent, license, clearance or order of, declaration or notification to, or filing or registration with, any Governmental Authority or any other Person is required in order to permit the Sellers to sell the Sale Shares to the Purchaser or otherwise to perform their obligations under this Agreement. Neither the execution and the delivery of this Agreement and the other documents contemplated hereby to which any of the Sellers, BMCL and BCL is a party, nor, subject to the receipt of the consents and approvals contemplated in Clause “Conditions Precedent”, the consummation of the transactions contemplated hereby and thereby, shall (i) conflict with or result in breach of any of the provisions of, (ii) constitute a default under, (iii) result in the violation of, or (iv) give any third Person the right to terminate or to accelerate any obligation under, the provisions of any indenture, mortgage, lease, loan agreement or other agreement or instrument to which any of the Sellers, BMCL and BCL is bound or affected, or pursuant to any laws. Neither the execution and the delivery of this Agreement and the other documents contemplated hereby to which any of the Sellers, BMCL and BCL is a party, nor, subject to the receipt of the consents and approvals contemplated in Clause “Conditions Precedent”, the consummation of the transactions contemplated hereby and thereby, shall (x) result in the creation of any encumbrance upon the Sale Shares, or (y) require any authorization, consent, approval, execution or other action by any Governmental Authority.

1.1.3 Good Title. The Sellers’ ownership of the Sale Shares, consists of good, valid and indefeasible title, free and clear of any and all encumbrances except as disclosed to the Purchaser. The Sellers are not parties to any option, warrant, right, contract, call, put or other agreement or commitment providing for the disposition or acquisition of any Sale Shares other than this Agreement. The Sellers are not parties to any voting trust, proxy or other agreement or understanding with respect to the voting of any of the Sale Shares or any agreement that requires or may require additional Shares of BCL or BMCL to be issued or allotted beyond its present issued Shares nor have any claims been made by any person entitled or claiming to be entitled to any of the foregoing. The Sellers will at Completion be entitled to sell and transfer the Sale Shares and pass full legal and beneficial ownership thereof to the Purchaser free from any Encumbrance, in accordance with the terms of this Agreement.

REPRESENTATIONS AND WARRANTIES CONCERNING BCL AND BMCL

(a)	Organisation, Good Standing. Each of BCL and BMCL is a closely-held public company duly incorporated, validly existing and in good standing under the laws of India with the requisite corporate power to own, operate or lease its properties and to carry on the business in which it is presently engaged.

(b)	Information. The Sellers have made all such disclosures as required by the Purchaser.

(c)	Capitalisation and Voting Rights. There are no outstanding securities, obligations, rights, subscriptions, warrants, options or other contracts of any kind that give any person the right to purchase or otherwise receive or be issued any share in the share capital of BCL or BMCL (or any interest therein) or any security of any kind convertible into or exchangeable for any shares in the share capital of BCL or BMCL (or any interest therein).

(d)	Approvals and Licenses. BCL or BMCL have been granted, and there are now in force, all necessary approvals and licenses for provision of the cellular mobile telephone services in the respective telecom circles services and for the proper carrying on of its business in the places and in the manner in which such business is now carried on and there are no facts or matters which have occurred or are likely to occur which will or are likely to occur which will or are likely to result in a revocation or suspension of any such approvals or licenses.

(e)	Since 31st March 2005, except as disclosed, in writing, together with supporting documents:

(i)	neither BCL nor BMCL has disposed of or parted with possession of any of their assets or entered into any transaction or assumed or incurred any liabilities or made any payment, except in the ordinary and usual course of trading and at arm’s length;

(ii)	there has been no material adverse change in the financial position or trading prospects or turnover of BCL or BMCL and no event, fact or matter has occurred or is likely to occur which will or is likely to give rise to any such change;

(iii)	all payments of money received by BCL or BMCL have been credited to its accounts with its bankers.

(f)	Since the last audited accounts of 31st March 2005, neither BCL nor BMCL has acquired or agreed to acquire any asset the consideration for the acquisition of which was or will be in excess of its market value.

(g)	Neither BCL nor BMCL has disposed or agreed to dispose of any asset, the consideration for the disposal of which was or will be less than its market value, or where consideration payable by installments where any installment remains unpaid.

(h)	such assets as stated in the books of account as at 31 March 2005 continue to be owned by BCL or BMCL and no sale of any material assets of BCL or BMCL has taken place since the last accounts date of 31st March 2005.